January 11, 2008
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549
Dr Pepper Snapple Group, Inc.
(formerly CSAB Inc.)
Registration Statement on Form 10
(File No. 001-33829)
Responses to SEC Comment Letter dated December 17, 2007
Dear Mr. Reynolds:
     On behalf of Dr Pepper Snapple Group, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter, dated December 17, 2007, relating to the Company’s registration statement on Form 10 (File No. 001-33829) filed on November 13, 2007 (the “Registration Statement”), including the information statement attached thereto as Exhibit 99.1 (the “Information Statement”). Please note that subsequent to the initial Registration Statement filing, the Company changed its name from “CSAB Inc.” to “Dr Pepper Snapple Group, Inc.”. Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
     This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1. To assist the Staff in reviewing

Mr. John Reynolds
January 11, 2008

Amendment No. 1, we are delivering, by overnight mail, a copy of this letter and eight bound copies of Amendment No. 1. Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on November 13, 2007.
General
1.	We note that Cadbury Schweppes filed a 6-K with the Commission on March 15, 2007 that states “it intends to separate its confectionary and Americas Beverages businesses.” We further note the 6-K filed on June 19, 2007 that states,
The separation of confectionary and Americas Beverages is progressing well and we continue to pursue a twin track process of either a sale or demerger. The sale process is actively underway, and following expressions of interest, we now believe that a sale is the more likely.
We also note the disclosure in the 6-K filed on October 10, 2007 that states, “While the board continues to be committed to the principle of maximizing shareowner value, it does not believe current market conditions will facilitate an acceptable sale process in the foreseeable future.” It appears that information regarding the potential sale of the Americas Beverages would be relevant to the disclosure discussing the background and reasons for the distribution and/or in the overview subsection of the MD&A section. Please revise accordingly or advise us why such revision is not necessary.

Response: The Company has revised the disclosure in the Information Statement on page 5 in “Information Statement Summary” and on page 122 in “The Distribution” in accordance with the Staff’s comments. The Company respectfully submits that this additional disclosure is more appropriate as part of a discussion of the reasons for the distribution, which is included in “Information Statement Summary” and “The Distribution,” and not in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as the discussion of the form of the separation is not material to an understanding of the Company’s historical financial information.

2.	In the summary and business sections, please disclose the year in which the registrant was organized and its form of organization. See Item 101(a)(1) of Regulation S-K.

Response: The Company respectfully submits that the disclosure in the Information Statement on page 10 in “Information Statement Summary,” which states “We were incorporated in Delaware on October 24, 2007,” adequately discloses the year in which the Company was organized and its form of organization. The Company has included this similar disclosure in the Information Statement on page 89 in the “Business” section in accordance with the Staff’s comment.

Mr. John Reynolds
January 11, 2008

Explanatory Note
3.	You state that “[t]he information statement has been prepared as if the vote of the shareholders of Cadbury Schweppes plc to approve the separation and the distribution of stock of CSAB Inc. and related matters described herein had already occurred.” Please clarify throughout the registration statement, as applicable and appropriate, that CSAB Inc. was recently formed to hold the business of Cadbury Schweppes Americas Beverages and had no operations until the separation and distribution.

Response: The Company has revised the disclosure on pages i, 10 and 89 in the Information Statement in accordance with the Staff’s comment.
Risk Factors, page 15
4.	In the first full risk factor on page 20, please describe in more detail the benefits in which the company may not realize from its separation from Cadbury Schweppes and the reasons why such benefits would not be realized. Also discuss any other results or risks to the company if such benefits are not realized.

Response: The Company has revised the disclosure on page 20 in the Information Statement in accordance with the Staff’s comment.
Capitalization, page 27
5.	The reasons for inclusion of cash and cash equivalents as part of the capitalization table on page 27 are unclear. See the guidance for capitalization in Item 13 of Form 1-A. Please revise or advise. Also include the $251 in related party payables in the table to give effect to their repayment, rather than in a footnote.

Response: The Company respectfully notes the Staff’s comment, however the Company believes that the inclusion of cash and cash equivalents as part of the capitalization table will be relevant to stockholders of the Company because it will facilitate their understanding of the pro forma net debt position of the Company, which will, among other things, reflect the transaction fees paid by the Company in connection with the separation. In accordance with the Staff’s comment, the Company has revised the capitalization table to include the related party payables.
Unaudited Pro Forma Combined Financial Data, page 31
6.	Please complete the pro forma financial statements and the related summary disclosures on pages 12-13.

Response: The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to complete the pro forma financial statements and the related summary disclosures.

Mr. John Reynolds
January 11, 2008

7.	Please tell us how CSAB’s note receivable from CSFPLC, and related interest income, will be affected by the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Response: The Company’s note receivable from CSFPLC will be repaid as part of the separation, distribution and financing transactions. The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to include any necessary pro forma adjustments.

8.	Please disclose the transition services agreement in the notes to the pro forma financial data and the expected effects on the issuer following the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Response: The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to reflect the impact of the separation, distribution and financing transactions, including the transition services agreement, in the pro forma financial statements, to the extent appropriate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Recent Developments — Organizational Restructuring, page 38
9.	Tell us and revise to disclose the job classifications or functions of the employees that will be terminated and their locations and the expected completion date of the employee reduction. Please advise whether the plan involves more than just an employee reduction, e.g., plant closing, and disclose the nature and cost of these other activities, if any.

Response: On October 10, 2007, the Company announced a restructuring. The Company respectfully informs the Staff that the restructuring resulted in an employee reduction in our corporate, sales and supply chain functions in the United States, Canada and Mexico. The plan includes the closure of two manufacturing facilities. The expected completion date of the employee reduction and facility closures is June 2008. The Company has revised the disclosure on pages 5, 39 and 79 in the Information Statement to reflect the foregoing in response to the Staff’s comment. The estimate of the costs for these items will be recorded and disclosed in accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”) and Staff Accounting Bulletin Topic 5P Restructuring Charges. Please note that the notes to the Company’s year-end financial statements will include details regarding the nature and cost of the components of the restructuring plan.

Mr. John Reynolds
January 11, 2008

10.	Explain to us the terms of the termination plan and the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), and tell us whether your accounting complies with paragraphs 10 or 11 of SFAS 146 and support your conclusions.

Response: Under the restructuring plan announced on October 10, 2007, the termination benefits applicable to the majority of employees affected (employees other than those executive officers who have entered into executive employment agreements and union employees) include the following provisions:
•	The Company’s severance pay plan provides that eligible employees will receive a certain number of weeks of salary continuation based on their salary band level, plus 1.5 weeks of salary continuation for every year of service (the “Salary Continuation Period”). The salary continuation payments are subject to a reduction if an eligible employee begins full-time employment with a new employer during the Salary Continuation Period.

•	Group health, dental, vision, and medical savings account benefits will continue for the term of the Salary Continuation Period or until comparable benefits with a new employer are obtained, whichever is earlier. All other benefits cease upon termination.

•	Eligible employees will also receive (i) accrued, unused vacation up to termination, (ii) a pro-rata share of their award under the annual incentive plan and (iii) outplacement services by a designated Company provider.
In addition, the termination benefits for executive officers are governed by the terms of their executive employment agreements. See, for example, the disclosure of such terms with respect to our named executive officers appearing on page 115 of the Information Statement.

Termination benefits for union employees are governed by the terms of the applicable union contract governing such employees.

The restructuring plan announced on October 10, 2007 includes employees that are not retained to render service beyond the minimum retention period as defined by SFAS 146. For these employees, the Company will measure and recognize a liability for the fair value of the termination benefits at the communication date in accordance with paragraph 10 of SFAS 146.

Mr. John Reynolds
January 11, 2008

The restructuring plan also includes employees that are retained to render service beyond the minimum retention period, which employees are required to render service until they are terminated in order to receive the termination benefits. For these employees, the Company will measure a liability for the fair value of the termination benefits at the communication date based on the fair value of the termination benefits as of the termination date and ratably recognize this liability over the future service period in accordance with paragraph 11 of SFAS 146.

The Company respectfully notes that in addition to evaluating the provisions of SFAS 146, the Company will evaluate the accounting termination benefits under the scope of SFAS Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and No. 112, Employers’ Accounting for Postemployment Benefits.
Results of Operations, pages 44-60
11.	We believe your terminology concerning historical restructuring activities may not be readily understood by investors, e.g., “integration costs,” “cost reduction and efficiency initiatives,” “outsourcing initiatives,” etc. Revise the discussion of historical restructuring costs on pages 45, 51 and 57 to clarify the nature of the restructuring activities and use transparent terminology to facilitate an investor’s understanding of the actual events.

Response: The Company has revised the disclosures on pages 46, 53 and 59 in the Information Statement in accordance with the Staff’s comment.

12.	Although you have reconciled the aggregate amounts of segment non-GAAP measures to GAAP-derived measures, investors may not be able to determine how the aggregate adjustments and eliminations affect each segment or how each segment’s performance has affected the GAAP financial statements. Refer to Financial Reporting Codification, Section 501.01.a, Footnote 28, as added by Commission Release 33-7620, Segment Reporting. Tell us why you believe the existing disclosures accomplish these goals or revise the disclosures accordingly.

Response: The Company respectfully notes that management assesses its performance and allocates its resources consistent with how its parent company, Cadbury Schweppes plc, reports its segments (e.g., based on International Financial Reporting Standards (“IFRS”)). These measures give the reader clear information on how segments have performed from management’s standpoint. The Company believes it has applied a reasonable and consistent methodology in how it measures segment performance. The Company further believes its disclosures accomplish the goals of the Commission Release 33-7620 Segment Reporting. The Company makes this assertion based on the following:

Mr. John Reynolds
January 11, 2008

•	The adjustments and eliminations, for the reconciliation of net sales and the reconciliation of contribution before marketing to gross profit, are not significant amounts, except for the revenue elimination for 2006 (and the nine months ended September 30, 2007). The Company notes that the large elimination of revenues for 2006 (and the nine months ended September 30, 2007) relates to its acquisition and consolidation of the Bottling Group, which is disclosed in the Information Statement. If the 2006 (and 2007) revenue elimination was allocated to the related segments, segment revenue would not be comparable. That is, revenues for the Beverages Concentrates and Finished Good segments for 2006 and the nine months ended September 30, 2007 (the first periods in which the Bottling Group segment sales were consolidated into the Company’s financial statements) and 2005/2004 (years in which the Bottling Group segment sales were not consolidated into the Company’s financial statements) would not be comparable.

•	The most significant adjustments and eliminations relate to the reconciliations between Underlying Operating Profit and Income before Provision for Income Taxes, Equity in Earnings of Unconsolidated Subsidiaries and Cumulative Effect of Change in Accounting Policy. The largest of these adjustments have been disclosed in the aggregate and include net interest expense, depreciation and amortization, restructuring charges and gains on disposals of assets. The Company respectfully submits that these costs and charges would not significantly affect the comparability or understanding of segment performance and are not used by management to make resource allocation decisions or to assess performance. Information regarding depreciation and amortization and restructuring charges by segment are available elsewhere in the Information Statement. We have included notes and cross references on pages 48, 55 and 60 of the Information Statement to depreciation and amortization and restructuring charges by segment. In addition, the most significant adjustment, net interest expense, would be considered by the Company to be a corporate cost, not allocable to individual operating segments.

•	Further, the Company respectfully submits that other adjustments not specifically mentioned, generally consisting of IFRS to US GAAP differences and carve out accounting adjustments, are not significant individually or in the aggregate and thus would not significantly affect an investor’s understanding of segment performance.

Mr. John Reynolds
January 11, 2008

Business, page 74
13.	Please disclose financial information about geographic areas regarding long-lived assets as required by Item 101(d)(1)(ii) of Regulation S-K.

Response: The Company has revised the disclosure on page 85 of the Information Statement in accordance with the Staff’s comment.
Our Relationship with Cadbury Plc After the Distribution, page 88
14.	Please tell us whether you intend to file the agreements described in this section as exhibits. Please file these exhibits as soon as practicable to afford the staff sufficient time for review.

Response: The Company intends to file the following agreements listed in the Information Statement in “Our Relationship with Cadbury plc After the Distribution” as exhibits to the Registration Statement: Separation Agreement, Transition Services Agreement, Tax-Sharing and Indemnification Agreement, and Employee Matters Agreement. The Company respectfully notes the Staff’s comment and will file these agreements as exhibits to the Registration Statement as soon as practicable to afford the Staff sufficient time for review.
Description of Separation and Transition Arrangement, page 88
Separation Agreement, page 88
15.	Please disclose in greater detail the assets that will be transferred to CSAB. For example, please discuss whether the real property, intellectual property and trademarks, as discussed in the business section, will be transferred to CSAB clear of any ownership rights or interests of Cadbury plc. Also disclose in greater detail the liabilities that will be assumed by CSAB.

Response: Upon the separation, the Company and its subsidiaries will own all of the assets relating to the business of the Company described in the Information Statement including, but not limited to, the stock of subsidiaries, real property and intellectual property (including trademarks), clear of any ownership rights or interests of Cadbury plc (except to the extent Cadbury Schweppes currently does, and will continue to, license to the Company rights to the Rose’s trademark). All liabilities (including debt and other payables owed to Cadbury Schweppes), to the extent they are related to our business, will either be assumed by the Company and/or repaid in connection with the separation. The Company has added disclosure on page 90 in the Information Statement to reflect the foregoing information with respect to assets and liabilities in response to the Staff’s comments.

Mr. John Reynolds
January 11, 2008

In addition, the rights and obligations between the Company and Cadbury Schweppes arising in connection with the separation will be addressed by the Separation Agreement, the Transition Services Agreement, the Tax-Sharing and Indemnification Agreement, and the Employee Matters Agreement and will be disclosed, to the extent required, in the Information Statement under “Our Relationship with Cadbury plc After the Distribution.” Moreover, all of the assets and liabilities relating to the business of the Company described in the Information Statement are, or will be, to the extent required, reflected in the historical financial statements of the Company, the pro forma financial information included in the Information Statement and/or will be disclosed under “Our Relationship with Cadbury plc After the Distribution.”

The Company believes that the foregoing information taken together provide investors with sufficient detail regarding the assets that will be owned and the liabilities that will be assumed by the Company.
Management, page 93
Executive Compensation, page 95
16.	Please include the disclosure required by Item 402 of Regulation S-K. Please disclose how your compensation policy and procedures will change as a result of the spin-off of CSAB. See Item 402(b) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and has provided in the Information Statement included in Amendment No. 1 the compensation discussion and analysis and executive compensation tables, to the extent such disclosures can be completed at this time. The Company will provide the remaining disclosures required by Item 402 of Regulation S-K in a subsequent pre-effective amendment to the Registration Statement.

17.	Please disclose whether you will enter into employment agreements with any of your executive officers.

Response: In response to the Staff’s comments, the Company has added disclosure regarding the named executive officers and will provide descriptions of, and file as exhibits, such agreements in a subsequent pre-effective amendment to the Registration Statement. In the ordinary course of business, the Company has also entered into employment agreements with its other executive officers.

Mr. John Reynolds
January 11, 2008

Certain Relationships and Related Party Transactions, page 95
18. Please include the disclosure required by Item 404 of Regulation S-K.
Response: The Company respectfully submits that the section “Our Relationship with Cadbury plc After the Distribution” beginning on page 90 of the Information Statement provides disclosure of related party transactions that have occurred since the beginning of the Company’s last fiscal year or are currently proposed, as required by Item 404 of Regulation S-K. The Company will update and finalize such disclosures in subsequent pre-effective amendments to the Registration Statement, to the extent appropriate. The Company will also disclose in a subsequent pre-effective amendment to the Registration Statement any other related party transactions required to be disclosed by Item 404 of Regulation S-K. For example, the Company intends to have a policy for the review and approval of certain related party transactions and this policy will be described in a subsequent pre-effective amendment to the Registration Statement.
Ownership of Common Stock, page 96
19.	Please complete this section as required by Item 403 of Regulation S-K. Please advise us whether the company has included those beneficial owners that own or will own more than five percent of any class of the registrant’s voting securities.

Response: The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to disclose the security ownership of any beneficial owners of more than 5% of any class of the Company’s securities and the required executive officers and directors of the Company based on the stock ownership of Cadbury Schweppes plc prior to the separation, pursuant to Item 403 of Regulation S-K.
The Distribution, page 100
20.	Please disclose whether you anticipate any material changes to CSAB’s operations as a result of the distribution. That is, will the Americas Beverages business be substantially the same before the distribution as after?

Response: The Company does not anticipate any material changes to its operations as a result of the distribution. The Americas Beverages operations conducted by Cadbury Schweppes immediately before the distribution will be the same as the operations conducted by the Company immediately after the distribution. The Company notes, however, that its capital structure and expenses will be different after the distribution. These changes in capital structure and expenses will be reflected in “Unaudited Pro Forma Combined Financial Data” and the pro forma column of the capitalization table, on pages 32 and 28, respectively, of the Information Statement, in a subsequent pre-effective amendment to the Registration Statement.

Mr. John Reynolds
January 11, 2008

21.	Please disclose the approximate number of holders of common stock and disclose whether the percentage of ownership of each beneficial owner in Cadbury will be the same in CSAB after the distribution. See Item 201(b) of Regulation S-B.

Response: The Company has revised the disclosure on page 118 of the Information Statement in response to the Staff’s comment. The Company will include the number of holders in a subsequent pre-effective amendment to the Registration Statement based upon the estimated number of Cadbury Schweppes plc shareholders prior to the distribution.
Manner of Effecting the Distribution, page 103
22.	We note the statement that, “Each share of CSAB common stock that is distributed will be validly issued, fully-paid and nonassessable ” Please note that this statement is a legal conclusion that you are not qualified to make. Please revise accordingly.

Response: The Company has revised the disclosure on page 125 of the Information Statement in response to the Staff’s comment.
Material Tax Considerations, page 105
23.	Please include a tax opinion as an exhibit. See Item 601(b)(8) of Regulation S-K.

Response: The Company respectfully advises the Staff that, because Cadbury Schweppes plc has requested a private letter ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution (and certain related restructuring transactions), the Company currently does not intend to obtain a tax opinion.
Financial Statements
24.	Your attention is directed to Rule 3-12 of Regulation S-X and the need for updated financial statements and related disclosures.

Response: The Information Statement included in Amendment No. 1 includes financial statements and related disclosure for the nine months ended September 30, 2007 in Amendment No. 1, as required by Rule 3-12 of Regulation S-X.

Mr. John Reynolds
January 11, 2008

Note 2. Significant Accounting Policies, page F-8
Other Assets, page F-11
25.	Please tell us how the $72 million and $100 million capitalized in short-term and long-term other assets at December 31, 2007 for contributions to customers as well as brand placement fees, differs from the incentives and discounts collectively referred to as “trade spend,” and which is deducted from gross sales in arriving at net sales. Explain what accounting literature you relied upon and why you determined these reporting classifications.

Response: The Company respectfully advises the Staff that it will respond to this comment in a supplemental letter, and it will seek confidential treatment for a portion of such supplemental letter.
Note 3. Acquisitions, page F-14
26.	Please support the exclusion of separate financial statements from the registration statement for the following acquisitions: Dr Pepper/7-Up Bottling Group, All American Bottling Co., 7-Up Bottling Co. of San Francisco, and Southeast-Atlantic Beverage Corp. Refer to Rule 3-05 of Regulation S-X. Provide the results of all tests of significance and any assumptions.

Response: On May 2, 2006, the Company acquired approximately 55% of the outstanding shares of Dr Pepper/7-Up Bottling Group (“DPSUBG”), which combined with its pre-existing 45% ownership of DPSUBG, resulted in its 100% ownership of DPSUBG. On June 9, 2006, the Company acquired all of the assets of All American Bottling Company (“AABC”), on August 7, 2006, the Company acquired Seven Up Bottling Company of San Francisco (“Easley”) and on July 11, 2007, the Company acquired Southeast-Atlantic Beverage Corp. (“SeaBev”). The Company has analyzed each of these acquisitions under Rule 3-05 of Regulation S-X of the Exchange Act (“Rule 3-05”). The Company obtained the financial information used in connection with this analysis from audited and/or unaudited financial information provided by each of the acquired companies. The Company has set forth below its Rule 3-05 calculations for its acquisitions of DPSUBG and SeaBev, neither of which exceeded the 20% significance thresholds set forth in the Rule. The Company has also set forth below its Rule 3-05 calculations for its acquisitions of DPSUBG, AABC and Easley as a group. As none of these aggregate calculations exceeded the 20% significance thresholds set forth in the Rule, separate calculations for the acquisitions of Easley and AABC have not been provided; however, the calculations for the individual acquisitions do not exceed the 20% significance thresholds. As indicated by the results of the tests shown below, the presentation of separate financial statements under Rule 3-05 is not required.

Mr. John Reynolds
January 11, 2008

2006 ACQUISITION OF DPSUBG
(dollars in millions)
Test 1. The Company’s investment in DPSUBG as a percentage of the Company’s Total Assets

2005
GAAP Purchase Price of DPSUBG	$370
Loans/Advances to DPSUBG	235

Total Company investment in and advances to DPSUBG	$605
The Company’s Total Assets at December 31 ,2005	$7,433
Investment as a Percentage of Total Assets	8.14%
Test 2. DPSUBG’s Total Assets Acquired as a percentage of the Company’s Total Assets

2005
DPSUBG’s Total Assets at December 31, 2005 @55%	$1,086
Intercompany Receivables	(21)

Total Assets after intercompany eliminations	$1,065
The Company’s Total Assets at December 31, 2005	$7,433
DPSUBG’s Total Assets Acquired as a Percentage of the Company’s Total Assets	14.33%
Test 3. The Company’s interest in DPSUBG’s Pre-Tax Income as a percentage of the Company’s Pre-Tax Income

2005
DPSUBG’s Pre-Tax Income @55%	$40
The Company’s Pre-Tax Income	$787
Investments Pre-Tax Income as a Percentage of Pre-Tax Income	5.08%
AGGREGATION OF THE COMPANY’S ACQUISITIONS IN 2006 (DPSUBG, EASLEY, AND AABC)
Test 1. The Company’s investment in aggregated acquisitions as a percentage of the Company’s Total Assets

2005
GAAP Purchase Price	$479
Loans/Advances to DPSUBG	235

Total Company investment in aggregated acquisitions	$714
The Company’s Total Assets	$7,433
Investment as a Percentage of Total Assets	9.61%

Mr. John Reynolds
January 11, 2008

Test 2. Total Assets of aggregated acquisitions as a percentage of the Company’s Total Assets

2005
Total Assets of aggregated acquisitions	$1,169
The Company’s Total Assets	$7,433
Total Assets acquired as a Percentage of Total Assets	15.73%
Test 3. Pre-Tax Income of aggregated acquisitions as a percentage of the Company’s Pre-Tax Income

2005
Pre-Tax Income of aggregated acquisitions	$48
The Company’s Pre-Tax Income	$787
Pre-Tax Income of aggregated acquisitions as a Percentage of Pre-Tax Income	6.10%
2007 ACQUISITION OF SEABEV
(dollars in millions)
Test 1. The Company’s investment in SeaBev as a percentage of the Company’s Total Assets

2006
GAAP Purchase Price of SeaBev	$55
The Company’s Total Assets	$9,346
Investment as a Percentage of Total Assets	0.59%
Test 2. SeaBev’s Total Assets as a percentage of the Company’s Total Assets

2006
SeaBev’s Total Assets	$53
The Company’s Total Assets	$9,346
Total SeaBev assets as a Percentage of the Company’s Total Assets	0.57%

Mr. John Reynolds
January 11, 2008

Test 3. SeaBev’s Pre-Tax Income as a percentage of the Company’s Pre-Tax Income

2006
SeaBev’s Pre-Tax Income	$1
The Company’s Pre-Tax Income	$805
SeaBev’s Pre-Tax Income as a Percentage of the Company’s Pre-Tax Income	0.12%
Note 16. Related Party Transactions, page F-48
Allocated Expenses, page F-48
27.	Please disclose whether management believes the methods of allocating expenses on bases other than direct costs incurred are reasonable. Please also disclose management’s estimate of what the common expenses would have been on a stand alone basis, that is, the cost that would have been incurred if CSAB had operated as an unaffiliated entity, if practicable. See SAB Topic 1:B:1, Question 2.

Response: The Company respectfully advises the Staff that management believes the methods of allocating expenses on bases other than direct costs incurred are reasonable. In response to the Staff’s comment, the Company has added disclosure to reflect such belief on pages 94, F-48 and F-70 in the Information Statement. The Company has not estimated what the common (i.e., corporate) expenses would have been on a stand alone basis, that is, the cost that would have been incurred if the Company had operated as an unaffiliated entity, as it is impracticable to calculate such common expenses. The Company will, however, update the disclosure of the total amount allocated from Cadbury Schweppes in respect of certain corporate functions currently provided to us by Cadbury Schweppes in “Unaudited Pro Forma Combined Financial Data” on page 32 of the Information Statement, in a subsequent pre-effective amendment to the Registration Statement. In addition, the Company will disclose in such section its expectation of the aggregate of the total annual cost of these functions, together with other independent publicly-traded company costs not previously paid by Cadbury Schweppes for 2008.
Item 15. Financial Statements and Exhibits
28.	Please include the exhibits required by Item 601 of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and will file all exhibits required by Item 601 of Regulation S-K with subsequent pre-effective amendments to the Registration Statement.
* * *

Mr. John Reynolds
January 11, 2008

     We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
     The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7325, or Lona Nallengara or Matthew F. Musselman of Shearman & Sterling LLP, at (212) 848-8414 and (212) 848-4798, respectively.

Very truly yours, /s/ Stephen T. Giove Stephen T. Giove

cc:	Ronald E. Alper
Thomas Kluck
(Securities and Exchange Commission)

Henry Udow, Chief Legal Officer and Company Secretary
(Cadbury Schweppes plc)

John O. Stewart, Executive Vice President and Chief Financial Officer
James L. Baldwin, Jr., Executive Vice President and General Counsel
(Dr Pepper Snapple Group, Inc.)

David Lefkowitz, Esq.
(Weil, Gotshal & Manges LLP)

Daniel Berner (Deloitte & Touche LLP)